Filed by American Skiing Company
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14A-12 Under the Securities Exchange Act of 1934
                              Subject Company: MeriStar Hotels and Resorts, Inc.
                                                    Commission File No.: 1-14331

THE FOLLOWING IS THE PRESS RELEASE ISSUED BY AMERICAN SKIING COMPANY ON FEBRUARY 22, 2001 THE FOLLOWING DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.


For Immediate Release

MeriStar Contacts:                              American Skiing Company Contact:
Melissa Thompson                                Skip King
Director, Corporate Communications              Vice President, Communications
(202) 295-2228                                  (207) 824-5020

Jerry Daly or Carol McCune
Daly Gray Public Relations
(703) 435-6293


    MeriStar Hotels & Resorts and American Skiing Revise Share Exchange Ratio


         WASHINGTON, D.C./NEWRY, Maine, February 22, 2001--MeriStar Hotels & Resorts (NYSE: MMH), the nation's largest independent hotel management company, and American Skiing Company (NYSE: SKI), the nation's largest ski resort operating company, today announced that they have revised the share exchange ratio of their previously announced merger agreement.
         Under terms of an agreement announced in December 2000, MeriStar Hotels & Resorts will merge into American Skiing Company in a tax-free, stock-for-stock merger, and American Skiing Company will be renamed Doral International. According to the original merger terms, each share of MeriStar stock would have been exchanged for 1.88 shares of Doral International. Under the revised exchange ratio, each share of MeriStar stock will be exchanged for 1.75 shares of Doral International. American Skiing shares will remain outstanding and American Skiing will change its name to Doral International.
         "The change in the exchange ratio is the result of lower leakage from our leased hotels in the fourth quarter of 2000 and our expectation that management fees for the next several periods
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will be lower than we previously anticipated," said Paul Whetsell,  chairman and chief executive officer of MeriStar. "Although top-line revenue growth at our leased hotels continued to be strong, we were not able to benefit at the bottom line due to increased lease payments and higher operating costs, particularly for energy, insurance and guest loyalty programs.
         "With the conversion of the majority of our leases to management contracts, we enter 2001 with a more stable, predictable earnings stream with excellent growth potential. The management fees under the new management contracts approximate the leakage that would have been earned under the previous lease agreements and carry a more clear alignment of interest. The new management contracts have a base fee of 2.5 percent and, including incentive fees, can increase to as much as 4.0 percent of total revenues. As a result of the decreased leakage prior to conversion, our expected total fees in 2001 have changed from 2.75-3.25 percent to 2.5-3.0 percent."
         Leslie B. Otten, chairman of American Skiing, commented, "The formation of Doral International creates a new leader in the year-round leisure business. The new company will have more diversified and less seasonal cash flow than its predecessors and a capital structure to support growth. We are on track to complete the merger transaction by the end of March 2001."
         The proxy statement for both companies' shareholders is expected to be mailed on or about February 26. The shareholders meeting will be held in late March 2001 with the merger expected to close by March 31, 2001.
          MeriStar Hotels & Resorts operates 269 hospitality properties with more than 55,000 rooms in 36 states, the District of Columbia, Canada, Puerto Rico and the U.S. Virgin Islands,

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including  54  properties  managed  by  Flagstone  Hospitality   Management,   a
subsidiary of MeriStar Hotels & Resorts. Through its Doral Golf brand, MeriStar manages 11 golf courses. BridgeStreet Accommodations, a MeriStar subsidiary, is one of the world's largest corporate housing providers, offering upscale, fully furnished corporate housing throughout the United States, Canada and Europe. For more information about MeriStar Hotels & Resorts, visit the company's Web site: www.meristar.com.
         Headquartered in Newry, Maine, American Skiing Company, founded by Leslie B. Otten, is the largest operator of alpine ski, snowboard and golf resorts in the United States. Its resorts include Steamboat in Colorado; Killington, Mount Snow and Sugarbush in Vermont; Sunday River and Sugarloaf/USA in Maine; Attitash Bear Peak in New Hampshire; The Canyons in Utah; and Heavenly in California/Nevada. Additional information is available on the company's Web site, www.peaks.com

                                     * * *

          American Skiing Company filed a Registration Statement on Form S-4 on January 8, 2001, (file no. 333-53406) with the SEC in connection with the merger transaction. The Form S-4, once it has been declared effective by the SEC, will contain a final prospectus and proxy statement for the special meetings of both American Skiing and MeriStar Hotels & Resorts, Inc. and other documents. American Skiing and MeriStar plan to mail the final joint proxy statement and prospectus contained in the Form S-4 to their stockholders. The Form S-4 and final joint proxy statement and prospectus will contain important information about American Skiing, MeriStar, the merger and related matters. Investors and stockholders should read the final joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger was filed by both American Skiing and MeriStar as an exhibit to each company's respective Form 8-K dated December 11, 2000. A copy of the amendment to the merger agreement will be filed by American Skiing as an exhibit to its Form 8-K dated February 23, 2001. The Form S-4, the final joint proxy statement and prospectus, the Form 8-Ks and all other documents filed with the SEC in connection with the merger transaction are available and free of charge at the SEC's web site, at www.sec.gov. In addition, the final joint proxy statement and prospectus, the Form 8-K

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and all other documents filed with the SEC in connection with the merger will be made available to investors free of charge by calling or writing to the American Skiing and MeriStar contact addresses listed above.
         In addition to the Form S-4, the final joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger, both American Skiing and MeriStar are obligated to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov.
         The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of MeriStar's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by MeriStar. A list of
"participants  in  the  solicitation"  of  American  Skiing's   stockholders  in
connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by American Skiing.
         This press release contains forward-looking statements about MeriStar Hotels & Resorts, Inc., including those statements regarding future operating results and the timing and composition of revenues, among others. Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially, including the following: the ability of the companies to complete the merger, the ability of the company to successfully implement its acquisition strategy and operating strategy; the merged company's ability to manage rapid expansion; significant leverage; changes in economic cycles; competition from other hospitality companies; and changes in the laws and government regulations applicable to the companies.
         The forward-looking statements about American Skiing Company contained in this press release are not based on historical facts, but rather reflect American Skiing Company's current expectations concerning future results and events. Similarly, statements that describe the company's objectives, plans or goals are or may be forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties. In addition to factors discussed
above,   other  factors  that  could  cause  actual  results,   performances  or
achievements to differ materially from those projected include, but are not limited to, the following: changes in regional and national business and economic conditions affecting both American Skiing Company's resort operating and real estate segments; competition and pricing pressures; failure to effectively integrate or operate recently acquired companies and assets; failure to renew or refinance existing financial liabilities and obligations or attain new outside financing; failure of on-mountain improvements and other capital
expenditures  to  generate  incremental  revenue;   adverse  weather  conditions
regionally and nationally; seasonal business activity; changes to

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federal,  state and local land use  regulations;  changes to federal,  state and local regulations affecting both American Skiing Company's resort operating and real estate segments; litigation involving anti-trust, consumer and other issues; failure to renew land leases and forest service permits; disruptions in water supply that would impact snowmaking operations and impact operations; the loss of any of our executive officers or key operating personnel; control of American Skiing Company by principal stockholders; failure to hire and retain qualified employees and other factors listed from time-to-time in American Skiing Company's documents filed by the Company with the Securities Exchange Commission. The forward-looking statements included in this document are made only as of the date of this document and under section 27A of the Securities Act and section 21E of the Exchange Act, we do not have any obligation to publicly
update  any   forward-looking   statements  to  reflect   subsequent  events  or
circumstances.